FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 29, 2009, by Panasonic Corporation (the registrant), announcing the progress regarding preparation for tender offer by Panasonic for SANYO shares (update).

2.	News release issued on October 30, 2009, by the registrant, announcing consolidated financial results for the second quarter and six months ended September 30, 2009 (fiscal 2010).

3.	Supplemental consolidated financial data for the second quarter and six months ended September 30, 2009 (fiscal 2010).

4.	News release issued on October 30, 2009, by the registrant, announcing the merger of Sumishin Matsushita Financial Services Co., Ltd. and STB Leasing Co., Ltd.

5.	News release issued on November 2, 2009, by the registrant, announcing the comments on the current press reports in Japan about a possible starting date for the purchase of its stake in SANYO Electric Co., Ltd.

6.	News release issued on November 2, 2009, by the registrant, announcing the business restructuring and growth strategy for its Motor business.

7.	News release issued on November 2, 2009, by the registrant, the announcement of a basic agreement with Minebea Co., Ltd. regarding the transfer of information equipment motor business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 5, 2009

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
+81-3-6403-3040	+81-3-6364-3611

Panasonic News Bureau
+81-3-3542-6205

Makoto Mihara	Kenichi Sato
Investor Relations	Investor Relations
+81-6-6908-1121	+81-6-6994-3468

Progress Regarding Preparation for Tender Offer by Panasonic for SANYO Shares (Update)

Osaka, October 29, 2009 — Panasonic Corporation (NYSE: PC/ TSE: 6752, “Panasonic”) and SANYO Electric Co. Ltd. (TSE: 6764, “SANYO”) are currently preparing for the public tender offer for SANYO shares by Panasonic (the “Tender Offer”) following the conclusion of the Capital and Business Alliance Agreement announced in the press release titled “Panasonic and SANYO Agree to Capital and Business Alliance” dated December 19, 2008. This is an update, following the progress reports dated February 27, April 28, June 29 and August 31, 2009, on the progress of preparation including the procedures required for the implementation of the Tender Offer under domestic and foreign competition laws and regulations as follows:

Pursuant to domestic and foreign competition laws and regulations, efforts have been made to complete necessary procedures in jurisdictions including Japan, the U.S., Europe and China required for the implementation of the Tender Offer. The necessary procedures have been completed in the jurisdictions except for the U.S. and China. We proposed certain remedies to the competition law authority in China in order to resolve competition concerns. The authority’s investigation is progressing toward approval which would be conditional upon such remedies. It is expected that the decision of the Chinese competition law authority will be issued no later than November 3, 2009, which is the deadline of the investigation. We also proposed certain remedies to the competition law authority in the U.S. in order to resolve competition concerns, and the authority’s investigation is in progress. Further information on the launch of the Tender Offer will be announced promptly after it is determined considering the progress of these procedures.

About Panasonic

Best known for its Panasonic brand name, Panasonic Corporation is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.77 trillion yen (approx. US$78.4 billion) for the year ended March 31, 2009. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

About SANYO

SANYO Electric Co., Ltd. is a leading company for energy and environment, providing solutions for energy, environment and lifestyle applications based on its brand vision ‘Think GAIA.’ SANYO’s businesses are divided into three business domains: Energy, Ecology and Electronics. These three areas cover a broad range of products and services such as rechargeable batteries, photovoltaic systems, HVAC/R equipment, digital imaging devices, personal navigation systems, home appliances, electronic components and others. For further information, please visit SANYO’s web site at http://sanyo.com/.

# # #

October 30, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS SECOND-QUARTER AND SIX-MONTH RESULTS

- Company Begins Recovery by Strengthening the Management Structure;

Revises Annual Earnings Forecast Upward -

Osaka, Japan, October 30, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today reported its consolidated financial results for the second quarter and six months ended September 30, 2009, of the current fiscal year ending March 31, 2010 (fiscal 2010).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter decreased 21% to 1,737.8 billion yen, from 2,191.7 billion yen in the same three-month period a year ago. Of the consolidated group total, domestic sales amounted to 917.3 billion yen, down 14% from 1,065.4 billion yen a year ago. Overseas sales decreased 27% to 820.5 billion yen, from 1,126.3 billion yen in the second quarter of the previous year.

In the electronics industry during the second quarter under review, despite visible sign of market stabilization in some regions, severe business conditions continued as the global recession and shrinking demand coincided with changes in the market structure including a demand shift to emerging markets and lower-priced products. Responding to these business conditions, Panasonic simultaneously rebuilds its management structure while preparing and taking action for future growth in fiscal 2010 as the final year of the GP3 plan.

Specifically, Panasonic implements drastic business structural reforms to rebuild its management structure. In addition, the company pursues penetration and internalization of “Itakona,” acceleration of procurement cost reduction, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions. On the other hand, regarding preparations and actions for future growth, the company strengthens product competitiveness by creating products that are unique to Panasonic on the basis of “super link,” “super energy saving” and “thorough universal design.” Besides, the company continues to focus on the four major themes of the GP3 plan: double-digit growth in overseas sales, four strategic businesses, manufacturing innovation and the ‘eco ideas’ strategy.

Regarding earnings, operating profit1 for the second quarter was 49.1 billion yen, down from 118.6 billion yen a year ago. However, it recovered from a loss in the first quarter. This result was due mainly to initiatives such as fixed cost reduction and streamlining of material cost in spite of the effect of a sharp sales decrease and price decline. As a result of these and other factors, the company recorded a pre-tax income of 25.3 billion yen, down from 84.0 billion yen in the previous year. Accordingly, net income attributable to Panasonic Corporation resulted in 6.1 billion yen, down from 55.5 billion yen a year ago.

Consolidated Six-month Results

Consolidated group sales for the six months ended September 30, 2009 decreased 23% to 3,333.3 billion yen, compared with 4,343.7 billion yen in the same six-month period a year ago. Domestic sales amounted to 1,776.0 billion yen, down 16% from 2,110.6 billion yen in the previous year’s six months, while overseas sales decreased 30% to 1,557.3 billion yen from 2,233.1 billion yen a year ago.

For reasons similar to those given for the second quarter results, the company’s operating profit for the six months was 28.9 billion yen, compared with the previous year’s 228.2 billion yen. In other income (deductions), the company incurred 22.7 billion yen as expenses associated with the implementation of early retirement programs. These and other factors resulted in a pre-tax loss of 26.5 billion yen, down from a pre-tax income of 203.3 billion yen in the same period a year ago. Net income attributable to Panasonic Corporation turned to a loss of 46.9 billion yen, down from a net income of 128.5 billion yen in the six months of the previous year.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 15.

Consolidated Six-month Sales Breakdown by Product Category

The company’s six-month consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks

Digital AVC Networks sales decreased 23% to 1,510.6 billion yen, from 1,969.0 billion yen in the same period of the previous year. Sales of video and audio equipment decreased 21% from the previous year. Although domestic sales of flat-panel TVs and global sales of BD recorders were favorable, this result was due mainly to sluggish overseas sales of flat-panel TVs and global sales of digital cameras. In information and communications equipment, weak sales of notebook PCs and other products led to a 26% overall sales decrease from a year ago.

Home Appliances

Sales of Home Appliances decreased 18% to 538.2 billion yen, compared with 654.1 billion yen in the previous year, due mainly to a sales decline of air conditioners and compressors, despite favorable sales in refrigerators.

PEW and PanaHome

Sales of PEW and PanaHome decreased 18% to 688.3 billion yen, from 837.2 billion yen a year ago. Sluggish housing market conditions led to a decrease in sales in PEW and PanaHome.

Components and Devices

Sales of Components and Devices were down 27% to 397.0 billion yen, compared with 541.9 billion yen in the previous year, due mainly to a sales downturn of semiconductors and general electronic components.

Other

Sales of Other totaled 199.2 billion yen, down 42% from 341.5 billion yen in the same period a year ago, due mainly to a significant sales decline in factory automation equipment.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2010 six months ended September 30, 2009 amounted to 156.2 billion yen. This was attributable primarily to depreciation and an increase in trade payables, despite a net loss and an increase in trade receivables. Net cash used in investing activities amounted to 20.2 billion yen. Despite a decrease in time deposits, this result was due primarily to capital expenditures for tangible fixed assets mainly consisting of manufacturing facilities of the company’s priority business areas, such as flat-panel TVs and batteries. Net cash provided by financing activities was 372.6 billion yen, due mainly to an increase in short-term debt by issuing short-term bonds. All these activities associated with the effect of exchange rate fluctuations, resulted in cash and cash equivalents of 1,459.5 billion yen as of September 30, 2009, an increase of 485.6 billion yen, compared with the end of the last fiscal year (March 31, 2009).

The company’s consolidated total assets as of September 30, 2009 increased 405.2 billion yen to 6,808.6 billion yen, compared with the end of the last fiscal year. This was due mainly to increases in cash and cash equivalents by issuing short-term bonds, an increase in accounts receivables, and an increase in tangible fixed assets. Panasonic Corporation shareholders’ equity decreased 82.8 billion yen, compared with the end of the last fiscal year, to 2,701.2 billion yen as of September 30, 2009. This result was due primarily to a decrease in retained earnings.

Interim and Year-end Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 5.0 yen per common share to shareholders of record as of September 30, 2009, payable November 30, 2009. This is a decrease from last year’s interim dividend of 22.5 yen. The company also plans to distribute a year-end cash dividend of 5.0 yen per common share (payable to shareholders of record as of March 31, 2010). If implemented, total dividends for fiscal 2010, including the aforementioned interim dividend of 5.0 yen per common share, will be 10.0 yen per common share.

Outlook for Fiscal 2010

The electronics industry from the third quarter onwards is not expected to make a rapid recovery, due to negative effects such as uncertain business economic trends mainly in Europe and the United States, a rapidly proceeding appreciation of the yen, weak consumer spendings and sluggish capital investment. Panasonic, however, revised its previous earnings forecast upward. This was taking account of the second quarter results, despite the completion of the favorable effects from economic stimulus measures for consumer electronics products in each country and ever-intensified global price competition. Regarding consolidated results forecast for fiscal 2010, its sales forecast of 7,000 billion yen remains unchanged. Operating profit is expected to be 120 billion yen, an improvement from the previous forecast of 75 billion yen. Loss before income taxes2 is expected to improve from 95 billion yen to 40 billion yen. Net loss attributable to Panasonic Corporation is expected to improve from 195 billion yen to 140 billion yen. Net loss per share attributable to Panasonic Corporation common shareholders is expected to improve from 94.17 yen to 67.61 yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[2]

Factors affecting the forecast for other income (deductions) of 160 billion yen (the difference between operating profit and loss before income taxes) include business restructuring expenses of 88 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended September 30)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥1,737,838	¥2,191,714	79%
Cost of sales	(1,252,666)	(1,572,854)
Selling, general and administrative expenses	(436,132)	(500,279)
Interest income	3,131	7,547
Dividend income	686	888
Interest expense	(5,521)	(5,558)
Expenses associated with the implementation of early retirement programs **	(1,108)	(368)
Other income (deductions), net	(20,916)	(37,049)

Income before income taxes	25,312	84,041	30%

Provision for income taxes	(15,022)	(23,765)
Equity in earnings (losses) of associated companies	(210)	3,140

Net income	10,080	63,416	16%
Less: Net income attributable to noncontrolling interests	3,971	7,955

Net income attributable to Panasonic Corporation	¥6,109	¥55,461	11%

Net income attributable to Panasonic Corporation common shareholders, basic
per common share	2.95 yen	26.72 yen
per ADS	2.95 yen	26.72 yen
Net income attributable to Panasonic Corporation common shareholders, diluted
per common share ***	—	—
per ADS ***	—	—

(Parentheses indicate expenses, deductions or losses.)

*	** *** See Notes to consolidated financial statements on pages 15-16.

Supplementary Information

(Three months ended September 30)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥56,509	¥84,868
Capital investment ****	¥89,551	¥137,175
R&D expenditures	¥122,434	¥134,068

Number of employees (September 30)	284,439	313,594

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Six months ended September 30)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥3,333,296	¥4,343,711	77%
Cost of sales	(2,423,537)	(3,098,704)
Selling, general and administrative expenses	(880,902)	(1,016,853)
Interest income	6,044	14,745
Dividend income	4,103	6,231
Interest expense	(11,566)	(11,314)
Expenses associated with the implementation of early retirement programs **	(22,694)	(593)
Other income (deductions), net	(31,197)	(33,927)

Income (loss) before income taxes	(26,453)	203,296	—
Provision for income taxes	(22,774)	(66,177)
Equity in earnings (losses) of associated companies	(2,049)	3,477

Net income (loss)	(51,276)	140,596	—
Less: Net income (loss) attributable to noncontrolling interests	(4,408)	12,104

Net income (loss) attributable to Panasonic Corporation	¥(46,868)	¥128,492	—

Net income (loss) attributable to Panasonic Corporation common shareholders, basic
per common share	(22.63) yen	61.58 yen
per ADS	(22.63) yen	61.58 yen
Net income (loss) attributable to Panasonic Corporation common shareholders, diluted
per common share ***	—	61.58 yen
per ADS ***	—	61.58 yen

(Parentheses indicate expenses, deductions or losses.)

*	** *** See Notes to consolidated financial statements on pages 15-16.

Supplementary Information

(Six months ended September 30)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥113,712	¥165,979
Capital investment ****	¥203,866	¥239,857
R&D expenditures	¥236,015	¥265,142

Number of employees (September 30)	284,439	313,594

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

September 30, 2009

With comparative figures for March 31, 2009

	Yen (millions)
	Sept. 30, 2009	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	¥1,459,505	¥973,867
Time deposits	31,832	189,288
Short-term investments	22	1,998
Trade receivables:
Notes	48,153	42,766
Accounts	813,997	743,498
Allowance for doubtful receivables	(20,397)	(21,131)
Inventories	783,184	771,137
Other current assets	442,874	493,271

Total current assets	3,559,170	3,194,694

Investments and advances	566,336	551,751
Property, plant and equipment, net of accumulated depreciation	1,626,785	1,574,830
Other assets	1,056,261	1,082,041

Total assets	¥6,808,552	¥6,403,316

Liabilities and Equity
Current liabilities:
Short-term debt	¥468,480	¥94,355
Trade payables:
Notes	32,811	38,202
Accounts	770,054	641,166
Other current liabilities	1,195,618	1,226,705

Total current liabilities	2,466,963	2,000,428

Noncurrent liabilities:
Long-term debt	681,747	651,310
Other long-term liabilities	553,736	538,997

Total noncurrent liabilities	1,235,483	1,190,307

Total liabilities	3,702,446	3,190,735

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,209,642	1,217,764
Legal reserve	93,826	92,726
Retained earnings	2,415,918	2,479,416
Accumulated other comprehensive income (loss) *	(606,647)	(594,377)
Treasury stock	(670,310)	(670,289)

Total Panasonic Corporation shareholders’ equity	2,701,169	2,783,980

Noncontrolling interests	404,937	428,601

Total equity	3,106,106	3,212,581

Total liabilities and equity	¥6,808,552	¥6,403,316

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Sept. 30, 2009	March 31, 2009
Cumulative translation adjustments	¥(391,053)	¥(341,592)
Unrealized holding gains (losses) of available-for-sale securities	21,196	(10,563)
Unrealized gains (losses) of derivative instruments	2,092	(4,889)
Pension liability adjustments	(238,882)	(237,333)

**	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2009/2008
	2009	2008
Digital AVC Networks
Video and audio equipment	¥404.6	¥496.4	82%
Information and communications equipment	375.0	497.2	75%

Subtotal	779.6	993.6	78%

Home Appliances	259.2	311.3	83%

PEW and PanaHome	375.1	448.1	84%

Components and Devices	214.8	272.6	79%

Other	109.1	166.1	66%

Total	¥1,737.8	¥2,191.7	79%

Domestic sales	917.3	1,065.4	86%
Overseas sales	820.5	1,126.3	73%

(Six months ended September 30)
	Yen (billions)		Percentage 2009/2008
	2009	2008
Digital AVC Networks
Video and audio equipment	¥763.7	¥962.7	79%
Information and communications equipment	746.9	1,006.3	74%

Subtotal	1,510.6	1,969.0	77%

Home Appliances	538.2	654.1	82%

PEW and PanaHome	688.3	837.2	82%

Components and Devices	397.0	541.9	73%

Other	199.2	341.5	58%

Total	¥3,333.3	¥4,343.7	77%

Domestic sales	1,776.0	2,110.6	84%
Overseas sales	1,557.3	2,233.1	70%

*	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Sales Breakdown *

(Six months ended September 30)

[Overseas Sales by Region]
	Yen (billions)		Percentage 2009/2008
	2009	2008
North and South America	¥424.6	¥584.6	73%
Europe	353.1	575.4	61%
Asia, China and others	779.6	1,073.1	73%

Total	¥1,557.3	¥2,233.1	70%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions) 2009	Percentage 2009/2008	Yen (billions) 2009	Percentage 2009/2008
Digital AVC Networks
Video and audio equipment	¥257.9	100%	¥505.8	72%
Information and communications equipment	399.5	83%	347.4	66%

Subtotal	657.4	89%	853.2	69%

Home Appliances	309.3	91%	228.9	73%

PEW and PanaHome	565.8	85%	122.5	70%

Components and Devices	127.5	70%	269.5	75%

Other	116.0	62%	83.2	54%

Total	¥1,776.0	84%	¥1,557.3	70%

*	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Information by Business Segment *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Digital AVC Networks	¥1,604.1	¥2,102.9	76%
Home Appliances	567.1	685.5	83%
PEW and PanaHome	773.7	928.7	83%
Components and Devices	491.1	670.2	73%
Other	446.1	598.6	75%

Subtotal	3,882.1	4,985.9	78%
Eliminations	(548.8)	(642.2)	—

Consolidated total	¥3,333.3	¥4,343.7	77%

[Segment Profit]**
Digital AVC Networks	¥12.7	¥102.8	12%
Home Appliances	29.0	46.9	62%
PEW and PanaHome	4.2	35.8	12%
Components and Devices	1.3	49.0	3%
Other	2.1	28.8	7%

Subtotal	49.3	263.3	19%
Corporate and eliminations	(20.4)	(35.1)	—

Consolidated total	¥28.9	¥228.2	13%

*	** See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Information by Business Field *

(Six months ended September 30)

By Business Field**:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Digital AVC Networks Solution	¥1,604.1	¥2,102.9	76%
Solutions for the Environment and Comfortable Living	1,340.8	1,614.2	83%
Devices and Industry Solution	937.2	1,268.8	74%

Subtotal	3,882.1	4,985.9	78%
Eliminations	(548.8)	(642.2)	—

Consolidated total	¥3,333.3	¥4,343.7	77%

[Business Field Profit]***
Digital AVC Networks Solution	¥12.7	¥102.8	12%
Solutions for the Environment and Comfortable Living	33.1	82.7	40%
Devices and Industry Solution	3.5	77.8	4%

Subtotal	49.3	263.3	19%
Corporate and eliminations	(20.4)	(35.1)	—

Consolidated total	¥28.9	¥228.2	13%

*	*** See Notes to consolidated financial statements on pages 15-16.

**        For definition of business fields of the Group, see Note 10 of Notes to consolidated financial statements on page 16.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)
	2009	2008
Cash flows from operating activities:
Net income (loss)	¥(51,276)	¥140,596
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	131,316	185,160
Net gain on sale of investments	(407)	(5,836)
(Increase) decrease in trade receivables	(98,019)	25,203
(Increase) decrease in inventories	(22,586)	(135,804)
Increase (decrease) in trade payables	140,974	26,216
Increase (decrease) in retirement and severance benefits	(8,357)	(54,997)
Other	64,585	(44,274)

Net cash provided by operating activities	156,230	136,264

Cash flows from investing activities:
Proceeds from disposition of investments and advances	34,837	83,944
Increase in investments and advances	(3,926)	(25,579)
Capital expenditures	(203,219)	(271,773)
Proceeds from sale of fixed assets	18,544	14,331
(Increase) decrease in time deposits	154,792	(47,548)
Other	(21,247)	(23,342)

Net cash used in investing activities	(20,219)	(269,967)

Cash flows from financing activities:
Increase (decrease) in short-term debt	383,023	(8,479)
Increase (decrease) in long-term debt	23,960	13,029
Dividends paid to Panasonic Corporation common shareholders	(15,530)	(36,769)
Dividends paid to noncontrolling interests	(9,071)	(13,270)
(Increase) decrease in treasury stock	(27)	(71,473)
Other	(9,778)	(37)

Net cash provided by (used in) financing activities	372,577	(116,999)

Effect of exchange rate changes on cash and cash equivalents	(22,950)	9,019

Net increase (decrease) in cash and cash equivalents	485,638	(241,683)
Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	¥1,459,505	¥973,133

*	See Notes to consolidated financial statements on pages 15-16.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit (loss) in the statement of operations.

4. In June 2009, FASB issued the FASB Accounting Standards Codification (ASC) 105 “Generally Accepted Accounting principles”. Accordingly, consolidated financial statements for the period ending after the effective date of ASC 105 should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The company adopted ASC 105 for the six months ended September 30, 2009. The Codification does not change or alter existing U.S. GAAP and, therefore, the adoption of ASC 105 did not have an effect on the company’s consolidated financial statements.

5. The company adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”) and ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”) for fiscal 2010. ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (referred to as minority interests until fiscal 2009) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Accordingly, “Noncontrolling interests,” which was referred to as “Minority interests” and was classified between liabilities and stockholders’ equity on the consolidated balance sheet as a separate component until fiscal 2009, are now included in equity. The presentations of the other financial statements were also changed. These presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified to conform to ASC 810.

6. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 59,138 million yen for the six months ended September 30, 2009, and a gain of 122,745 million yen for the six months ended September 30, 2008. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

7. Diluted net income (loss) per share, attributable to Panasonic Corporation common shareholders, for the second quarter, six months ended September 30, 2009 and for the second quarter of fiscal 2009, has been omitted because the company did not have potential common shares that were outstanding for the period.

8. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company,

Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

10. In a phase of growth for global excellence, Panasonic discloses three business fields of the group which consist of five segments as shown below in order to further clarify its business fields for investors. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, PEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

11. Number of consolidated companies: 533 (including parent company)

12. Number of associated companies under the equity method: 188

# # #

October 30, 2009

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2010

Second Quarter and Six Months ended September 30, 2009

1. Sales breakdown

yen (billions)

Fiscal 2010 Second Quarter	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	404.6	82%	91%	134.9	107%	269.7	73%	86%
Information and Communications Equipment	375.0	75%	82%	191.9	82%	183.1	69%	81%

Digital AVC Networks	779.6	78%	86%	326.8	91%	452.8	71%	84%
Home Appliances	259.2	83%	89%	149.3	89%	109.9	76%	89%
PEW and PanaHome	375.1	84%	86%	310.5	87%	64.6	72%	83%
Components and Devices	214.8	79%	87%	68.7	77%	146.1	80%	92%
Other	109.1	66%	68%	62.0	67%	47.1	64%	70%

Total	1,737.8	79%	85%	917.3	86%	820.5	73%	85%

yen (billions)

Fiscal 2010 Six Months ended September 30, 2009	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	763.7	79%	88%	257.9	100%	505.8	72%	84%
Information and Communications Equipment	746.9	74%	79%	399.5	83%	347.4	66%	76%

Digital AVC Networks	1,510.6	77%	84%	657.4	89%	853.2	69%	81%
Home Appliances	538.2	82%	87%	309.3	91%	228.9	73%	83%
PEW and PanaHome	688.3	82%	84%	565.8	85%	122.5	70%	80%
Components and Devices	397.0	73%	80%	127.5	70%	269.5	75%	85%
Other	199.2	58%	60%	116.0	62%	83.2	54%	58%

Total	3,333.3	77%	82%	1,776.0	84%	1,557.3	70%	80%

2. Overseas Sales by Region

yen (billions)

	Fiscal 2010 Second Quarter			Fiscal 2010 Six Months ended September 30, 2009
		10/09	Local currency basis 10/09		10/09	Local currency basis 10/09
North and South America	221.0	74%	85%	424.6	73%	81%
Europe	185.9	66%	81%	353.1	61%	76%
Asia	211.2	77%	92%	403.4	75%	88%
China	202.4	74%	82%	376.2	71%	76%

Total	820.5	73%	85%	1,557.3	70%	80%

3. Sales by Products

yen (billions)

		Fiscal 2010
		Second Quarter		Six Months ended September 30
Product Category	Products	Sales	10/09	Sales	10/09
Digital AVC Networks	TVs	250.1	85%	465.8	82%
	Plasma TVs	135.3	80%	258.7	81%
	LCD TVs	97.0	94%	172.0	87%
	Digital Cameras	56.3	90%	104.1	82%
	BD / DVD recorders	31.2	96%	61.9	96%
	BD recorders / players	21.8	128%	44.6	150%
	VCRs / camcorders	16.0	65%	32.5	66%
	Audio equipment	18.2	69%	34.5	66%
	Information equipment	259.5	77%	481.5	73%
	Communications equipment	115.5	72%	265.4	77%
	Mobile communications equipment	54.7	73%	146.3	82%
Home Appliances	Air conditioners	52.3	83%	129.2	79%
	Refrigerators	32.6	101%	65.2	103%
Components and Devices	General components	81.4	79%	152.0	73%
	Semiconductors *	89.5	73%	165.7	68%
	Batteries	62.3	77%	116.5	76%
Other	FA equipment	23.3	51%	37.5	37%

*	Information for semiconductors is on a production basis.

4. Segment Information

yen (billions)

	Fiscal 2010 Second Quarter					Fiscal 2010 Six Months ended September 30
	Sales	10/09	Segment Profit	% of sales	10/09	Sales	10/09	Segment Profit	% of sales	10/09
Digital AVC Networks	830.8	79%	26.3	3.2%	55%	1,604.1	76%	12.7	0.8%	12%
Home Appliances	273.2	82%	8.7	3.2%	56%	567.1	83%	29.0	5.1%	62%
PEW and PanaHome	416.0	84%	12.0	2.9%	47%	773.7	83%	4.2	0.5%	12%
Components and Devices	261.5	78%	12.8	4.9%	43%	491.1	73%	1.3	0.3%	3%
Other	241.4	78%	3.0	1.2%	20%	446.1	75%	2.1	0.5%	7%

Total	2,022.9	80%	62.8	3.1%	47%	3,882.1	78%	49.3	1.3%	19%
Corporate and eliminations	-285.1	—	-13.7	—	—	-548.8	—	-20.4	—	—

Consolidated total	1,737.8	79%	49.1	2.8%	41%	3,333.3	77%	28.9	0.9%	13%

5. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company profit (production division basis), and Capital Investment * >

Fiscal 2010 Second Quarter

yen (billions)

	Sales		Domain company profit			Capital Investment
		10/09		% of sales	10/09		10-09
AVC Networks Company	435.5	79%	1.7	0.4%	8%	42.1	-17.1
Panasonic Mobile Communications Co., Ltd.	63.9	71%	1.9	3.0%	30%	0.7	-0.8
Panasonic Electronic Devices Co., Ltd.	95.6	79%	2.9	3.0%	36%	4.4	-5.3
Factory Automation Business	24.3	47%	-1.9	-8.0%	—	1.3	+0.7

Fiscal 2010 Six Months ended September 30, 2009

yen (billions)

	Sales		Domain company profit			Capital Investment
		10/09		% of sales	10/09		10-09
AVC Networks Company	802.3	74%	-32.9	-4.1%	—	110.1	+13.5
Panasonic Mobile Communications Co., Ltd.	165.9	79%	9.7	5.8%	46%	1.1	-0.9
Panasonic Electronic Devices Co., Ltd.	179.9	73%	-0.9	-0.5%	—	9.1	-9.9
Factory Automation Business	40.2	36%	-9.5	-23.6%	—	1.4	+0.4

*	These figures are calculated on an accrual basis.

6. Capital Investment by segments *

yen (billions)

	Second Quarter		Six Months ended September 30, 2009
		10-09		10-09
Digital AVC Networks	46.8	-25.9	116.8	-5.2
Home Appliances	9.9	-1.8	22.4	-3.1
PEW and PanaHome	6.1	-4.2	12.6	-7.3
Components and Devices **	24.1	-10.1	47.6	-10.8
Other	2.7	-5.6	4.5	-9.6

Total	89.6	-47.6	203.9	-36.0

<** semiconductors only>	< 3.6 >	<-12.5 >	< 9.1 >	<-14.2 >

*	These figures are calculated on an accrual basis.

7. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2009						Fiscal 2010
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars		¥104		¥104		¥103		¥97		¥95
Euro		¥160		¥159		¥153		¥130		¥126

<Rates Used for Consolidation>
	Fiscal 2009						Fiscal 2010
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars		¥108		¥106		¥101		¥94		¥96
Euro		¥162		¥163		¥143		¥134		¥133

<Foreign Currency Transaction> *
										(billions	)

	Fiscal 2009						Fiscal 2010
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars	US$	1.0	US$	1.5	US$	2.4	US$	0.5	US$	0.9
Euro		€0.4		€0.8		€1.4		€0.3		€0.6

*	These figures are based on the net foreign exchange exposure of the company.

8. Number of Employees

(persons	)

	End of September 2008	End of March 2009	End of June 2009	End of September 2009
Domestic	134,481	132,144	130,066	127,888
Overseas	179,113	160,106	158,867	156,551
Total	313,594	292,250	288,933	284,439

<Attachment 1> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	773.3	830.8
Home Appliances	293.9	273.2
PEW and PanaHome	357.7	416.0
Components and Devices	229.6	261.5
Other	204.7	241.4

Subtotal	1,859.2	2,022.9
Eliminations	-263.7	-285.1

Total	1,595.5	1,737.8

Segment profit

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	-13.6	26.3
Home Appliances	20.3	8.7
PEW and PanaHome	-7.8	12.0
Components and Devices	-11.5	12.8
Other	-0.9	3.0

Subtotal	-13.5	62.8
Corporate and eliminations	-6.7	-13.7

Total	-20.2	49.1

<Attachment 2> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	352.1	333.4	292.1	245.3	1,222.9
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	334.5	335.7	278.3	178.8	1,127.3
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,455.2	2,530.7	2,162.8	1,788.5	8,937.2
Eliminations	-303.2	-339.0	-282.8	-246.7	-1,171.7

Total	2,152.0	2,191.7	1,880.0	1,541.8	7,765.5

Segment profit

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	31.5	15.4	18.2	-16.1	49.0
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	19.5	29.5	5.0	-46.9	7.1
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.4	132.9	28.7	-168.7	123.3
Corporate and eliminations	-20.8	-14.3	-2.4	-12.9	-50.4

Total	109.6	118.6	26.3	-181.6	72.9

Notes:

1.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

2.	The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

3.	The name of “AVC Networks” was changed to “Digital AVC Networks” in April 2008.

4.	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

<Attachment 3> Reference

Segment information for fiscal 2008

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	996.1	1,063.5	1,207.7	1,052.3	4,319.6
Home Appliances	349.4	317.6	339.2	310.2	1,316.4
PEW and PanaHome	431.9	505.3	472.5	500.6	1,910.3
Components and Devices	348.2	364.1	357.3	329.1	1,398.7
Other	260.4	281.9	249.8	292.1	1,084.2
JVC	138.0	45.1	—	—	183.1

Subtotal	2,524.0	2,577.5	2,626.5	2,484.3	10,212.3
Eliminations	-284.5	-291.7	-281.9	-285.3	-1,143.4

Total	2,239.5	2,285.8	2,344.6	2,199.0	9,068.9

Segment profit

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	38.9	71.2	84.3	57.9	252.3
Home Appliances	18.0	19.3	25.9	23.2	86.4
PEW and PanaHome	9.9	31.2	27.3	28.0	96.4
Components and Devices	18.4	31.1	27.8	27.7	105.0
Other	13.8	21.1	12.1	17.2	64.2
JVC	-6.7	-3.0	—	—	-9.7

Subtotal	92.3	170.9	177.4	154.0	594.6
Corporate and eliminations	-18.4	-24.8	-12.0	-19.9	-75.1

Total	73.9	146.1	165.4	134.1	519.5

# # #

October 30, 2009

Panasonic Corporation

(Code: 6752; First sections of the TSE, OSE and NSE)

(NYSE; PC)

The Sumitomo Trust and Banking Co., Ltd.

(Code: 8403; First sections of the TSE and OSE)

Merger of Sumishin Matsushita Financial Services Co., Ltd. and STB Leasing Co., Ltd.

The Sumitomo Trust and Banking Co., Ltd. (President and CEO: Hitoshi Tsunekage; “Sumitomo Trust”) and Panasonic Corporation (President : Fumio Ohtsubo; “Panasonic”) decided to effect, as of April 1, 2010, a merger (“Lease Subsidiary Merger”) of Sumishin Matsushita Financial Services Co., Ltd. (“SMFC”), a company jointly invested in by Sumitomo Trust and Panasonic, and STB Leasing Co., Ltd. (“STBL”), a wholly-owned subsidiary of Sumitomo Trust, and have entered into a basic agreement today.

1.	Purpose of Merger

SMFC is a comprehensive financial services company that develops various businesses such as leasing, installment sales, credit card and financing, primarily for a wide range of clients of the Panasonic group. STBL is a professional leasing company that specializes in leasing business for large corporations, primarily for the clients of Sumitomo Trust.

SMFC and STBL integrated their businesses through a holding company structure on March 31, 2008, and have promoted cooperative operations and complementary relationships, such as sharing know-how, exchanging human resources and mutually introducing clients, mainly in the leasing business. However, due to the increasingly difficult environment surrounding the leasing business, Sumitomo Trust and Panasonic decided to merge SMFC and STBL in order to further improve competitiveness.

Sumitomo Trust and Panasonic will promptly realize the effects of rationalization arising from Lease Subsidiary Merger, and attempt to improve profitability by expeditiously shifting personnel to business with growth potential by way of reassigning personnel upon the merger of the head office and business departments, and by strengthening their characteristics.

Prior to Lease Subsidiary Merger, Sumitomo Trust will acquire a portion of SMFC’s shares (equal to approximately 11% of the total number of issued shares of SMFC) from Panasonic around the beginning of November 2009.

2.	Direction of the Newly Merged Company

The newly merged company that will be established as a result of Lease Subsidiary Merger will be a comprehensive financial services company that provides a variety of sophisticated financial instruments, such as leasing, installment sales, credit card and financing, to a wide range of clients of Sumitomo Trust and the Panasonic group.

In addition to such a diverse client base, the most significant characteristics of the newly merged company will be its small-amount leasing and installment sales businesses infrastructure distinctive to manufacturers as well as propose-based sales, high risk-control ability and stable fund-raising capability that are characteristics associated with Sumitomo Trust.

The newly merged company will aim to evolve and develop into a unique corporation by merging individual characteristics of banks and manufacturers. Specifically, the newly merged company will focus on (i) enhancing businesses such as leasing, installment sales and financing based on products, (ii) expanding dealer leasing (i.e., small-amount vendor leasing) with growth potential, and (iii) promoting a new environment-related business with products such as solar loans for solar power generation systems.

The corporate name of the newly merged company is expected to be “Sumishin Panasonic Financial Services Co., Ltd.”, and the newly merged company will further strengthen its cooperation with the Panasonic group, and actively promote sales financing to support local electrical stores and sales of products of the Panasonic group.

1

3.	Scheme of Merger

As of April 1, 2010, (i) the merger of SMFC and STBL and (ii) the merger (“Lease Holding Company Merger”) of Sumitomo Trust and STB Leasing & Financial Group Co., Ltd. (“STBLFG”) as a result of Lease Subsidiary Merger as described in (i) are scheduled to be executed at the same time.

For further information of the transaction described in (ii) above, please see the notice titled “Merger of The Sumitomo Trust and Banking Co., Ltd. and Subsidiary (STB Leasing & Financial Group Co., Ltd.)” disclosed by Sumitomo Trust today.

Note:	Sumitomo Trust will acquire a portion of SMFC’s shares (equal to approximately 11% of the total number of issued shares of SMFC) from Panasonic around the beginning of November 2009.

4.	Outline of Merger

(1)	Schedule (planned)

Beginning of February 2010:	Board meeting to approve the execution of the merger agreement (SMFC and STBL)
Beginning of February 2010:	Execution of the merger agreement
Middle of February 2010:	Shareholder meeting to approve the merger (SMFC and STBL)
April 1, 2010:	Effective date of the merger

(2)	Method of Merger

The merger will be effected through the merger of STBL with SMFC whereby SMFC is the surviving company and STBL will be dissolved.

5.	Outline of Merging Companies

(1)	Corporate Name	Sumishin Matsushita Financial Services Co., Ltd. (surviving company)		STB Leasing Co., Ltd. (non-surviving company)

(2)	Principal Business	Comprehensive leasing business, installment sales business, credit card business and others		Comprehensive leasing business

(3)	Date of Incorporation	February 27, 1967		July 1, 1985

(4)	Location	3-2-18, Nakanoshima, Kita-ku, Osaka		1-6-1, Marunouchi, Chiyoda-ku, Tokyo

(5)	Representative	Director and CEO: Masakiyo Inoue		Director and CEO: Masakiyo Inoue

(6)	Stated Capital	20,520 million yen (as of the end of September 2009)		5,064 million yen (as of the end of September 2009)

(7)	Total Number of Issued Shares	7,902,440 shares		21,584,300 shares

(8)	Financial Year End	March 31		March 31

(9)	Major Shareholders and Shareholding Percentage	STB Leasing & Financial Group. Co., Ltd.	66%	STB Leasing & Financial Group. Co., Ltd.	100%

		Panasonic Corporation	34%

(10)	Relationship between Parties

Capital Relationship		SMFC and STBL are subsidiaries of Sumitomo Trust.

Personnel Relationship

One executive officer and one corporate auditor of Sumitomo Trust are also a director and a corporate auditor of SMFC.

One executive officer, one corporate auditor and one employee of Sumitomo Trust are also director and corporate auditor of STBL.

Eight employees of Sumitomo Trust have been temporarily transferred to SMFC, and four employees of Sumitomo Trust have been temporarily transferred to STBL.

Business Relationship		Sumitomo Trust performs deposits, financing, leasing and other businesses with SMFC and STBL.

Relationship as Affiliated Parties		Because SMFC and STBL are subsidiaries of Sumitomo Trust, SMFC and STBL are categorized as affiliated parties of Sumitomo Trust.

2

(11)	Operational Results of Three Most Recent Financial Years

STBL (consolidated basis)

(in millions of yen, except per share data)

Financial Year Ended	March 31, 2007	March 31, 2008	March 31, 2009
Consolidated Net Assets	46,355	49,613	45,753
Consolidated Total Assets	520,409	543,705	590,167
Consolidated Net Assets per Share (yen)	2,147.61	2,298.55	2,119.73
Consolidated Net Sales	161,338	161,703	153,922
Consolidated Operating Income	6,710	6,737	3,314
Consolidated Operating Net Income	6,622	6,787	3,441
Consolidated Net Income	17,326	4,172	1,913
Consolidated Net Income per Share (yen)	802.73	193.31	88.61
Dividend per Share (yen)	24	256	24

SMFC (non-consolidated basis)

(in millions of yen, except per share data)

Financial Year Ended	March 31, 2007	March 31, 2008	March 31, 2009
Net Assets	69,881	71,550	73,963
Total Assets	601,585	605,194	581,737
Net Assets per Share (yen)	8,843.07	9,054.26	9,359.55
Net Sales	191,261	191,232	182,630
Operating Income	5,041	3,154	4,262
Operating Net Income	5,308	3,392	4,447
Net Income	3,176	2,402	2,905
Net Income per Share (yen)	401.96	304.01	367.67
Dividend per Share (yen)	81	61	74

3

6.	Conditions after Lease Subsidiary Merger

(1)	Corporate Name	Sumishin Panasonic Financial Services Co., Ltd. (planned)
(2)	Location	3-2-18, Nakanoshima, Kita-ku, Osaka (planned)
(3)	Representative	To be appointed
(4)	Principal Business	Comprehensive leasing business, installment sales business, credit card business and others
(5)	Stated Capital	25,584 million yen (planned)
(6)	Financial Year End	March 31

7.	Outlook

There will be no effect on Sumitomo Trust’s and Panasonic’s earnings forecast for March 31, 2010 as a result of Lease Subsidiary Merger.

For further information, please contact:

The Sumitomo Trust and Banking Co., Ltd.:	IR Office, Financial Management Department +81-3-3286-8354

Panasonic Corporation:	AkiraKadota, International PR +81-3-6403-3040
Panasonic News Bureau +81-3-3542-6205

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November 2, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Comments on Media Reports about TOB Starting Date

for the Purchase of its Stake in SANYO Electric Co., Ltd.

Osaka, Japan, November 2, 2009 — Panasonic Corporation (Panasonic [NYSE: PC]), best known for its Panasonic brand, commented on the current press reports in Japan from October 31st to November 2nd about a possible starting date for the purchase of its stake in SANYO Electric Co., Ltd.

These announcements were not made by Panasonic, and the Company has not decided in regards to starting date of the purchase. We intend to announce the result promptly if any decision is made.

# # #

November 2, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)
(Tel: +81-3-3542-6205)

Panasonic Announces Business Restructuring and Growth Strategy for its Motor Business

Osaka, Japan, November 2, 2009 — Panasonic Corporation (Panasonic [NYSE: PC]) today announced that the Company will restructure Motor Company, its internal division company, to strengthen its management structure for achieving further growth. In April 2010 (planned), Panasonic reorganizes and integrates Home Appliance and Automotive Motor, and Industrial Motor Businesses to Home Appliances Company (HA), and transfer Information Equipment Motor Business to Minebea Motor Manufacturing Corporation (Minebea Motor). Therefore, Motor Company will be dissolved.

1. Purpose of Business Restructuring

Panasonic aims for further strengthening both finished product manufacture and device businesses by vertically integrating Home Appliance and Automotive Motor, Industrial Motor businesses, and finished products, which are expected to create the mutual synergy effects.

The Company will transfer the Information Equipment Motor Business to Minebea Motor, which is a joint venture company between Panasonic and Minebea Co., Ltd. (Minebea), and which has a steady competitiveness in its field, aiming to establish a solid management foundation of Motor business.

2. Details of Business Restructuring

(1) The Home Appliance and Automotive Motor, and Industrial Motor Businesses

Panasonic has achieved to see the fruits of efforts in motor business by implementing large scale management reforms since the second half of last fiscal year. The Company reorganizes and integrates Home Appliances and Automotive Motor business to HA for aspiring to survive not only in Motor business but in home appliances business, amid global recession and ever-intensified competition triggered by the financial crisis. Therefore, Panasonic expects its synergy effect and further strengthening of its business structures.

By vertically integrated finished product manufacture and device businesses, the Company pursues; making-decision more speedy, strengthening product competitiveness by integrating black box technology of both businesses, accelerating manufacturing and development at global optimal locations, and strengthening cost competitiveness.

Regarding its sales division, the Company will build the structure to strengthen the relation with customers, and aims to expand its business through expansion of energy-efficient home appliances with worldwide environmental regulations, developing industrial solutions by collaborating with controller manufacturers, and creating new automotive motor unit business based on Panasonic group’s comprehensive strengths.

Panasonic will liquidate Panasonic Motor Matsusaka Co., Ltd., which is Panasonic’s subsidiary company, for accelerating manufacturing at global optimal locations after transferring compact AC geared motors and industrial brushless motors to Panasonic Motor (Zhuhai) Co., Ltd.

(2) The Information Equipment Motor Business

Further growth in demand is expected in new product applications, such as digital home appliances and information terminals. Motor Company, however, has been focusing on businesses for document fields and for finished products of group companies due to the extremely-severe cost competition.

Toward further growth, Panasonic will transfer the information equipment motor business to Minebea Motor and establish a robust managerial foundation through fundamental reform of its fixed-cost-structure. The Company will also aim for further expanding business by strengthening synergy with Minebea group.

According to the business reforms for employees engaged in the corresponded business, Panasonic put the priority on job security, such as transferring to HA, being employed by Minebea Motor group companies and promoting job-placement assistance. Hereafter the Company will pursue consultations between labor and management in full respect of the relevant employees.

# # #

November 2, 2009

To whom it may concern:

Minebea Co., Ltd.

Panasonic Corporation

Announcement of a Basic Agreement between Minebea Co., Ltd. and Panasonic Corporation regarding the transfer of Information Equipment Motor Business

Minebea Co., Ltd. (“Minebea”) and Panasonic Corporation (“Panasonic”) hereby announce that both companies have reached an agreement in principle today regarding the April 2010 targeted transfer of the Information Equipment Motor Business of Panasonic to Minebea Motor Manufacturing Corporation (“Minebea Motor”), a joint venture company established by Minebea and Panasonic. The equity contributions to Minebea Motor (Minebea 60% and Panasonic 40%) will remain the same.

1. Reason for the Transfer

Competition in the information equipment motor market is intensifying owing primarily to the emergence of overseas makers, and at the same time, is becoming very severely affected by the recent economic downturn. On the other hand, new demands have been created in the areas of digital consumer electronics, in-vehicle equipment, office automation equipment, high-performance game machines, and information terminals. Further growth in demand is expected in the information equipment market. The purpose of this business transfer and integration is to develop Minebea Motor further by combining the collective strengths of Minebea, which has put its energy into its motor business, with the brushless DC motor technology Panasonic has cultivated for many years.

2. Outline of the Transfer

(1) Business to be transferred

Assets related to the Information Equipment Motor Business of Motor Company, an internal division company of Panasonic, (including related intellectual property rights, assets of related subsidiaries such as the Xiangzhou plant of Panasonic Motor (Zhuhai) Co., Ltd.) will be transferred, and, as a general rule, the employees of the corresponded business will be employed by Minebea Motor group companies.

<Items manufactured and sold by the business>

•	Small brushless motors (Applications: Optical disk drives, in-vehicle equipment, etc.)

•	Power brushless motors (Applications: Printers, etc.)

•	Polygon mirror motors (Application: Laser printers)

<Size of the business>

Net sales: Approx. ¥18.3 billion (for the fiscal year ended March 31, 2009)

Number of employees: Approx. 2,600

(2) Transfer price

The transfer price will not be publicly disclosed.

3. Future Outlook

Both parties will proceed with the discussions toward the scheduled conclusion of a definitive agreement in December 2009. The transfer will be executed in accordance with the terms and conditions specified in the definitive agreement, and at present, is planned to take place in April 2010.

[For inquiries]

Minebea Co., Ltd.    http://www.minebea.co.jp/

ARCO Tower, 19th Floor,

1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan

Corporate Communications Office

TEL: 03-5434-8637/FAX: 03-5434-8607

Panasonic Corporation    http://panasonic.co.jp/

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

PR Group, Corporate Communications Headquarters

(Osaka) TEL: 06-6908-0447/FAX:06-6907-2013

(Tokyo) TEL: 03-3436-2621/FAX:03-3437-2776

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